

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 14, 2006

<u>via U.S. mail and Facsimile</u>

David Rane
Chief Financial Officer
World Waste Technologies, Inc.
13520 Evening Creek Drive
Suite 130
San Diego, California 92128

> **Re:** **Form 10-KSB for the year ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 1-11476**

Dear Mr. Rane:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief